Filed by Goldman Sachs ETF Trust

pursuant to Rule 425 Under the Securities Act of 1933

Subject Company: Goldman Sachs Trust (File Nos. 811-05349 and 033-17619)

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PLEASE READ – YOUR ATTENTION IS REQUIRED – FAILURE TO ACT COULD IMPACT YOUR INVESTMENT

JULY 6, 2026

Re: Goldman Sachs Income Fund Reorganization with and into the Goldman Sachs Income ETF

Dear [Client],

On April 24, 2026, the Board of Trustees of the Goldman Sachs Income Fund (the “Fund”) approved an Agreement and Plan of Reorganization (the “Plan”) to merge the Fund with and into the Goldman Sachs Income ETF (the “ETF”), a newly created ETF. The reorganization is expected to occur on or about August 7, 2026 (the “Reorganization Date”).

Under the terms of the Plan, the Fund will be liquidated and shareholders who hold shares of the Fund in a brokerage account that permits investments in ETF shares will receive shares of the ETF that are equal in aggregate net asset value (“NAV”) to shares of the Fund on the Reorganization Date. Shareholders may receive a cash payment in lieu of fractional shares of the ETF. The reorganization is intended to qualify as a tax-free reorganization for federal income tax purposes, except with respect to cash received in lieu of fractional ETF shares which may be taxable.

In order to participate in the Reorganization and receive shares of the ETF, you must hold shares of the Fund in a brokerage account prior to the Reorganization Date. You have been identified as a shareholder who owns shares of the Fund in an account directly with the transfer agent for the Fund (“Fund Direct Account”). Your Fund Direct Account is NOT a brokerage account and does NOT permit investment in ETF shares. Therefore, if you intend to participate in the reorganization and receive ETF shares, your action is immediately required, as described below.

•	If you intend to participate in the reorganization and receive ETF shares:

•	Please contact a financial intermediary immediately to discuss the process of transferring Fund shares from your Fund Direct Account to a brokerage account that permits investment in ETF shares.

•	If you do not want to receive shares of the ETF in connection with the reorganization:

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You can exchange your Fund shares for shares of another Goldman Sachs mutual fund that is not participating in a reorganization or redeem your Fund shares. Prior to doing so, however, you should consider the tax consequences associated with either action. Redemption of your Fund shares will be a taxable event if you hold your shares in a taxable account.

•	If no action is taken prior to the Reorganization Date or if you do not wish to participate in the reorganization:

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Fund shares held in a taxable Fund Direct Account will be converted to cash and cash proceeds will be returned to you. The sale of Fund shares and return of cash proceeds will likely be a taxable event.

•	Fund shares held in a fiduciary Fund Direct Account (e.g., IRA, 403(b), etc.) will be exchanged into the equivalent share class of the Goldman Sachs Financial Square Government Fund.

In connection with the reorganization, an information statement/prospectus dated June 16, 2026 (“Information Statement/Prospectus”) that is included in a registration statement on Form N-14 was filed with the Securities and Exchange Commission (“SEC”). We urge you to review the Fund’s Prospectus Supplement dated April 24, 2026 and the Information Statement/Prospectus because they contain important information about the reorganization. Free copies of the materials are available on the SEC’s web site at www.sec.gov. These materials are also available at no charge by calling: 1-800-526-7384 or on the Fund’s website (am.gs.com).

Please contact Goldman Sachs at 1-800-526-7384 if you have any questions.

Regards,

Goldman Sachs Asset Management

This material is provided for informational purposes only and should not be construed as investment advice or an offer or solicitation to buy or sell securities. This material is not intended to be used as a general guide to investing, or as a source of any specific investment recommendations, and makes no implied or express recommendations concerning the manner in which any client’s account should or would be handled, as appropriate investment strategies depend upon the client’s investment objectives.

The Goldman Sachs Income Fund invests in a multi-sector portfolio of U.S. and foreign investment grade and non-investment grade fixed income investments including, but not limited to: U.S. government securities, non-U.S. sovereign debt, agency securities, corporate debt securities, agency and non-agency mortgage-backed securities, To Be Announced mortgage-backed securities, asset-backed securities (including collateralized loan obligations), custodial receipts, municipal securities, loan participations and loan assignments and convertible securities. Investments in fixed income securities are subject to the risks associated with debt securities generally, including credit, liquidity and interest rate risk. Investments in mortgage-backed securities are also subject to, among other risks, prepayment risk (i.e., the risk that in a declining interest rate environment, issuers may pay principal more quickly than expected, causing the Fund to reinvest proceeds at lower prevailing interest rates). High yield, lower rated investments involve greater price volatility, are less liquid and present greater risks than higher rated fixed income securities. Foreign and emerging markets investments may be more volatile and less liquid than investments in U.S. securities and are subject to the risks of currency fluctuations and adverse economic or political developments. The Fund is also subject to the risk that the issuers of sovereign debt or the government authorities that control the payment of debt may be unable or unwilling to repay principal or interest when due. The Fund may be more sensitive to adverse economic, business or political developments if it invests a substantial portion of its assets in bonds of similar projects or in particular types of municipal securities. The Fund may invest in loans directly, through loan assignments, or indirectly, by purchasing participations or sub-participations from financial institutions. Indirect purchases may subject the Fund to greater delays, expenses and risks than direct obligations in the case that a borrower fails to pay scheduled principal and interest. Derivative instruments may involve a high degree of financial risk. These risks include the risk that a small movement in the price of the underlying security or benchmark may result in a disproportionately large movement, unfavorable or favorable, in the price of the derivative instrument; risks of default by a counterparty; and liquidity risk. The Fund may invest in derivatives (including foreign currency transactions) for hedging and non-hedging purposes. The Fund may make investments that are or may become illiquid. At times, the Fund may be unable to sell illiquid investments without a substantial drop in price, if at all. The Fund is subject to the risks associated with implementing short positions. Taking short positions involves leverage of the Fund’s assets and presents various other risks. Losses on short positions are potentially unlimited as a loss occurs when the value of an asset with respect to which the Fund has a short position increases. Any guarantee on U.S. government securities applies only to the underlying securities of the Fund if held to maturity and not to the value of the Fund’s shares. The Fund’s investments in other investment companies (including ETFs) subject it to additional expenses.

A summary prospectus, if available, or a Prospectus for the Fund containing more information may be obtained from your authorized dealer or from Goldman Sachs & Co. LLC by calling 1-800-526-7384. Please consider a fund’s objectives, risks, and charges and expenses, and read the summary prospectus, if available, and the Prospectus carefully before investing. The summary prospectus, if available, and the Prospectus contains this and other information about the Fund.

Goldman Sachs & Co. LLC is the distributor of the Goldman Sachs Funds.

ALPS Distributors, Inc. is the distributor of the Goldman Sachs ETF Funds. ALPS Distributors, Inc. is unaffiliated with Goldman Sachs Asset Management.

Confidentiality

No part of this material may, without Goldman Sachs Asset Management’s prior written consent, be (i) copied, photocopied or duplicated in any form, by any means, or (ii) distributed to any person that is not an employee, officer, director, or authorized agent of the recipient.

© 2026 Goldman Sachs. All rights reserved.

510471-OTU-2542310 GST Code: 3691

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